EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Six Months Ended June 30, 2012
Earnings:
Income before provision for income taxes	$9,710
Equity in earnings of unconsolidated businesses	(175)
Dividends from unconsolidated businesses	26
Interest expense(1)	1,364
Portion of rent expense representing interest	410
Amortization of capitalized interest	80

Earnings, as adjusted	$11,415

Fixed Charges:
Interest expense(1)	$1,364
Portion of rent expense representing interest	410
Capitalized interest	133

Fixed Charges	$1,907

Ratio of earnings to fixed charges	5.99

(1) We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.